CUSIP NO. 063904 10 6	Page 1 of 6 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Bank of the Ozarks, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

063904 10 6 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 063904 10 6

CUSIP No. 063904 10 6	Page 2 of 6 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

George G. Gleason, II
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power

3,742,765
6. Shared Voting Power

21,930
7. Sole Dispositive Power

3,742,765
8. Shared Dispositive Power

21,930

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,817,103
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

22.8%
12.	Type of Reporting Person (See Instructions)

IN

CUSIP NO. 063904 10 6	Page 3 of 6 Pages

ITEM 1.	(a)	NAME OF ISSUER:

Bank of the Ozarks, Inc.

	(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

12615 Chenal Parkway, Little Rock, Arkansas 72211

ITEM 2.	(a)	NAME OF PERSON FILING:

George G. Gleason, II

	(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

12615 Chenal Parkway Little Rock, Arkansas 72211

	(c)	CITIZENSHIP:

United States of America

	(d)	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.01 per share.

	(e)	CUSIP NUMBER:

063904 10 6

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§240.13d-1(b), OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP NO. 063904 10 6	Page 4 of 6 Pages

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not Applicable

ITEM 4.	OWNERSHIP.

	(a)	Amount Beneficially Owned:

3,817,103

	(b)	Percent of Class:

22.8% (based upon 16,746,540 shares outstanding at December 31, 2006 and 19,400 shares representing vested options included in Item 4 (A)).

	(C)	Number of shares as to which such person has:

		(i)	sole power to vote or direct the vote

3,742,765, which includes (i) 2,630,400 shares held directly by Mr. Gleason, (ii) 416,534 shares held in Mr. Gleason’s account in the Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan as of December 31, 2006, (iii) 642,800 shares owned of record by a trust for which Mr. Gleason is sole trustee, (iv) 1,600 shares owned of record by Mr. Gleason as custodian for his children (400 of these shares were disposed of by gift to one of his children on January 16, 2007), (v) 45,031 shares held in a Trust in which Mr. Gleason, his spouse and descendants are beneficiaries and (vi) 6,400 shares representing vested options held by Mr. Gleason.

		(ii)	shared power to vote or to direct the vote

CUSIP NO. 063904 10 6	Page 5 of 6 Pages

21,930, all of which are held of record in a charitable trust for which Mr. Gleason is a co-trustee with his spouse.

(iii) sole power to dispose or to direct the disposition of 3,742,765 shares.

(iv) shared power to dispose or to direct the disposition of

21,930 all of which are held of record in a charitable trust for which Mr. Gleason is a co-trustee with his spouse.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable

ITEM 10.	CERTIFICATION.

Not Applicable

CUSIP NO. 063904 10 6	Page 6 of 6 Pages

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 1, 2007

/s/ George G. Gleason, II
George G. Gleason, II